October 22, 2009

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Discover Financial Services

        Definitive Proxy Statement on Schedule 14A

        Filed February 27, 2009

        File No. 001-33378

Dear Mr. Windsor:

Discover Financial Services (“Discover” or the “Company”) is pleased to respond to your letter, dated October 9, 2009, to Mr. Roy A. Guthrie regarding the Company’s Definitive Proxy Statement on Schedule 14A, filed on February 27, 2009 (the “Proxy Statement”). For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and the headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Definitive Proxy Statement on Schedule 14A, filed February 27, 2009

Compensation Discussion & Analysis

General

1.	We note that grants of restricted stock units were made under the Discover Financial Services 2007 Omnibus Incentive Plan for performance in fiscal 2008. Please advise the staff, and revise future filings to explain, how the compensation committee determined the specific amounts of RSUs awarded in the relevant period. For example, discuss what elements of performance were achieved that led to the specific amounts awarded. We note the general disclosure that the committee focuses on financial performance, performance priorities and relative performance in making compensation decisions for the named executive officers Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

As disclosed on pages 21 through 23 of the Proxy Statement (“Components of Total Compensation,” “Variable Year-End Bonus” and tabular disclosure on page 23), the variable year-end bonuses for our named executive officers for performance in fiscal 2008 consist of two components – a cash award and a restricted stock unit (“RSU”) grant. The overall bonus pool (cash plus RSU value) for each executive is determined by the compensation committee, as disclosed in “Year-End Bonus Determinations” on page 22 of the Proxy Statement, which considers “overall Company, business segment, and individual performance, Company performance metrics relative to its peers, competitive market position and prior year’s ‘Total Reward.’” The amounts of the RSUs awarded are determined as part of the same process that determines the cash bonus amounts. When determining the RSU awards (and cash bonus amounts) for fiscal 2008 performance, the compensation committee subjectively weighed the factors cited above. Performance against the specific amounts of net income, earnings per share and return on equity under our 2008 business plan that were disclosed on page 16 of the Proxy Statement were the primary, but not exclusive, factors and performance under each factor or performance measure bore no set weight in determining the final RSU awards. There are no target RSU award amounts set for, or communicated to the named executive officers.

After the compensation committee assesses overall performance for the year as described above, the committee determines, in its discretion by subjectively weighing the foregoing factors, the value of the total bonus award (cash and equity) for each named executive officer. The committee then allocates the total award value into a cash portion and an equity portion in the form of an RSU grant, both of which are shown in the chart on page 21 of the Proxy Statement. As disclosed in this chart, the amount of the RSU award is denominated in dollars and the ultimate number of RSUs to be awarded is determined by dividing the dollar amount by the fair market value of a share of stock on the RSU grant date. As further shown in the chart on page 21 of the Proxy Statement, the cash portion for 2008 was approximately one-fourth to one-third of the total bonus value, which is a smaller portion than prior years (one-third to one-half of the total bonus value, as disclosed in our 2008 proxy statement). This change in relative value is also mentioned on page 16 of the Proxy Statement, which states that “the Committee restructured the payment of variable compensation for the Chief Executive Officer and the President and Chief Operating Officer so that a greater percentage of variable compensation is delivered in the form of an equity award and a smaller percentage is delivered in the form of a cash bonus” in order to better align “the compensation of these positions with competitive market practices.” As noted on page 22 of the Proxy Statement, the equity portion of the year-end bonus is provided “to motivate executives to make decisions that focus on the long-term growth of our Company and thus increase shareholder value, to attract and retain an appropriate caliber of talent for the position, and to recognize that similar long-term equity incentives are almost universally provided at other companies with which [the Company] competes for talent.” The total amounts of the cash and equity bonuses for the named executive officers are shown in the tables on pages 23 and 24 of the Proxy Statement.

In future filings, as applicable, we will consolidate in one section of the CD&A (with disclosure similar to that contained in the prior two paragraphs) the discussion of the aggregate year-end bonus determinations and allocations into the cash and equity portions to disclose more clearly how the amounts of these awards are determined.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/s/ ROY A. GUTHRIE

Roy A. Guthrie
Executive Vice President and
Chief Financial Officer

cc:	Mr. Matt McNair, Securities and Exchange Commission
Mr. John S. England, Deloitte & Touche LLP

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